Exhibit 99.2

[FOUNDERS FINANCIAL CORPORATION LETTERHEAD]

            , 2014

[Option Holder

Name and Address]

Re:	Stock Option Election Form

Dear [                    ]:

You have previously been awarded stock options under the Founders Financial Corporation Stock Incentive Plan. A schedule itemizing your outstanding stock options is attached to this letter.

Founders Financial Corporation (the “Company”) has entered into an Agreement and Plan of Merger (the “Plan of Merger”) with Old National Bancorp (“Old National”) pursuant to which the Company will merge with and into Old National, with Old National as the surviving corporation (the “Merger”). Under the Plan of Merger, at the effective time of the Merger all Company stock options then outstanding will continue to be subject to the same terms and conditions as before the Merger, except that each option will be converted into an option to purchase a number of shares of Old National common stock equal to the product of (a) the aggregate number of shares of Company common stock subject to such option, multiplied by (b) the Converted Stock-Based Award Ratio, which is defined as the sum of (i) 3.25 (the “Exchange Ratio”) and (ii) $38.00 (the “Cash Consideration”) divided by the average per share closing price of Old National common stock as quoted on The NASDAQ Global Select Market during the 10 trading days ending on the sixth business day prior to the closing date of the Merger (the “Final Purchaser Price”). The exercise price per share of Old National common stock applicable to any converted Company option will be equal to (a) the per share exercise price of such option immediately prior to the effective time of the Merger divided by (b) the Converted Stock-Based Award Ratio. (Please note that these numbers may be adjusted under certain circumstances due to a possible adjustment to the Exchange Ratio as described in the Plan of Merger.)

Notwithstanding the foregoing, each holder of Company stock options may elect and consent to the cash-out of all of his or her Company stock options by virtue of the Merger into an amount of cash for each share of Company common stock subject to such Company stock options equal to (a) the sum of (i) the Exchange Ratio multiplied by the Final Purchaser Price and (ii) the Cash Consideration minus (b) the amount of the exercise price per share of such stock options. This amount will be paid shortly after the effective time of the Merger. (Please note that these numbers may be adjusted under certain circumstances due to a possible adjustment to the Exchange Ratio as described in the Plan of Merger.)

If you choose to elect and consent to the cash-out of all of your Company stock options as described above, please mark the “Cash” box below, sign at the bottom of this letter and return this letter to Laurie Beard by no later than September 8, 2014. If you choose to have your Company stock option continue as an option to purchase Old National common stock as described above, please confirm that choice by marking the “Stock Option” box below, sign at the bottom of this letter and return the letter to Laurie Beard. If you do not return this letter with the “Cash” election marked by September 8, 2014, your stock option will continue after the effective time of the merger as an option to purchase Old National stock as described above.

We also remind you that the exercise of your options requires the Company to satisfy tax withholding obligations. If you elect the cash out option, tax withholding will be satisfied by withholding from the cash payment. If you elect to keep the stock option, upon exercise of the stock option (whether prior to or following the effective time of the Merger) tax withholding may be satisfied by withholding from your regular cash compensation or by withholding common stock to be received upon exercise of the option.

If you have any questions, please see either Greg Conway or me.

FOUNDERS FINANCIAL CORPORATION

Laurie Beard, President

Election:

☐ Cash	☐ Stock Option

Date: , 2014

Stock Option Holder:

X
(Signature)

(Please print name legibly)